FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Hovnanian, Ara K.	2. Issuer Name and Ticker or Trading Symbol Hovnanian Enterprises, Inc. HOV		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Officer
(Last) (First) (Middle) 10 Highway 35, P. O. Box 500	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 25, 2003
(Street) Red Bank, NJ 07701		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	2/25/03		F		103,022	D	$32.93
Class A Common Stock	2/25/03		M		103,022	A	$11.50	819,135	D
Class A Common Stock								16,530	I	(1)
Class A Common Stock								6,987	I	(2)
Class A Common Stock								3,350	I	(3)
Class A Common Stock								8,350	I	(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Purchase Class A Common Stock	$11.50	2/25/03		M			295,000	(5)	2/25/03	Class A Common Stock	295,000		-0-	D
Phantom Stock Units	1-for-1	2/25/03		M(6)		191,978		(7)	(7)	Class A Common Stock	191,978	$11.50	266,259	D

Explanation of Responses:

(1) Held by estate of son Alton
(2) Held by son Alexander
(3) Held by daughter Serena
(4) Held by wife
(5) The option vests in three equal annual installments beginning on February 26, 1994.
(6) The Reporting Person elected to defer receipt of 191,978 shares of Class A Common Stock, par value $.01 per share, issuable upon exercise of option pursuant to Deferred Compensation Plan.
(7) Payout to be made on January 1, 2006 or upon the occurrence of certain other events set forth under the terms of Deferred Compensation Plan.

By: /s/ Nancy A. Marrazzo **Signature of Reporting Person	2/26/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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